UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

New Horizon Aircraft Ltd.

(Name of Issuer)

Class A Ordinary Shares

(Title of Class of Securities)

64550A107

(CUSIP Number)

Dustin Shindo

4348 Waialae Ave., #632,

Honolulu, Hawaii 96816

206-923-9234

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 19, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64550A107	13D/A	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dustin Shindo
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,102,938 (1)
	8.	SHARED VOTING POWER 1,242,125
	9.	SOLE DISPOSITIVE POWER 2,102,938 (1)
	10.	SHARED DISPOSITIVE POWER 1,242,125

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,345,063 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2% (1)(2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Includes 565,375 Class A ordinary shares issuable upon the exercise of private placement warrants to purchase 565,375 Class A ordinary shares at an exercise price of $11.50 per share that are exercisable within 60 days of September 20, 2024.
(2)	Based on 21,407,931 Class A ordinary shares issued and outstanding following the completion of the Issuer’s offering, as disclosed in the Final Prospectus dated August 19, 2024, filed by the Issuer with the Securities and Exchange Commission on August 20, 2024.

CUSIP No. 64550A107	13D/A	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mehana Capital LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,242,125
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,242,125

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,242,125
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8(1)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Based on 21,407,931 Class A ordinary shares issued and outstanding following the completion of the Issuer’s offering, as disclosed in the Final Prospectus dated August 19, 2024, filed by the Issuer with the Securities and Exchange Commission on August 20, 2024.

CUSIP No. 64550A107	13D/A	Page 4 of 8 Pages

Explanatory Note

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D originally filed with the SEC by Dustin Shindo and Mehana Capital LLC (the “Reporting Persons”) on January 22, 2024 (the “Original Schedule 13D”) regarding the Class A ordinary shares, no par value per share, of New Horizon Aircraft Ltd., a British Columbia company (the “Issuer”).

Item 1. Security and Issuer.

Item 1 of the Original Schedule 13D is hereby amended and restated as follows:

This statement on Schedule 13D (this “Statement”) is filed with respect to the Class A ordinary shares without par value (“Class A Ordinary Shares”), of New Horizon Aircraft Ltd., a British Columbia company (the “Issuer”), formerly known as “Pono Capital Three, Inc.” The address of the principal executive offices of the Issuer is 3187 Highway 35, Lindsay, Ontario, K9V 4R1.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2 of the Original Schedule 13D is hereby amended and restated as follows:

Item 2. Identity and Background.

(a) This Statement is filed by the following persons.

i.	Dustin Shindo; and

ii.	Mehana Capital LLC (the “Sponsor”).

Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D. This Schedule 13D is filed jointly pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934.

(b) The address of each Reporting Person is 4348 Waialae Ave., #102632, Honolulu, Hawaii 96813.

(c) Dustin Shindo is the Manager of the Sponsor. The Sponsor was formed and registered for the object and purpose of acting as the sponsor of Pono Capital Three, Inc.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Dustin Shindo is a citizen of the United States. The Sponsor is a Delaware limited liability company.

CUSIP No. 64550A107	13D/A	Page 5 of 8 Pages

Item 3 of the Original Schedule 13D is hereby amended and restated as follows:

Item 3. Source or Amount of Funds or Other Consideration.

On May 17, 2022, the Sponsor purchased from Pono Capital Three, Inc. (“Pono”), 2,875,000 Class B Ordinary Shares (the “Founder Shares”) for an aggregate purchase price of $25,000. On December 22, 2022, the Sponsor purchased an additional 2,060,622 Founder Shares for an aggregate purchase price of $206, resulting in the Sponsor holding an aggregate of 4,935,622 Founder Shares.

On February 14, 2023, simultaneously with the consummation of Pono’s initial public offering, Pono consummated the private placement of 565,375 units (the “Private Placement Units”) to the Sponsor, which amount includes 54,000 Private Placement Units purchased in connection with the Underwriters’ exercise of the Option in full, at a price of $10.00 per Private Placement Unit. Each Private Placement Unit consists of one Pono Class A ordinary share and one redeemable warrant, resulting in the Sponsor holding an aggregate of 565,375 Pono Class A ordinary shares and 565,375 warrants to purchase 565,375 Pono Class A ordinary shares (the “Private Placement Warrants”).

On January 3, 2024, Pono entered into a certain subscription agreement (the “Subscription Agreement”) with a certain investor pursuant to which such investor agreed to purchase, immediately prior to the closing of the Business Combination, Class A ordinary shares of Pono (such shares, collectively, “Subscription Shares”) in an aggregate value of $2,000,000, representing 200,000 Subscription Shares at a price of $10.00 per share. As an inducement to enter into the Subscription Agreement, and upon the consummation of the Business Combination, the Sponsor received an aggregate of 100,000 incentive shares.

Item 4 below summarizes certain provisions of the Business Combination Agreement (as defined below) that pertain to the securities acquired by the Reporting Persons. Pursuant to the Business Combination Agreement, upon consummation of the Business Combination (as defined below), the Pono Class A ordinary shares and Founder Shares, were converted into shares of Class A Ordinary Shares of the Issuer, and each Private Placement Warrant represents the right to purchase one Class A Ordinary Share of the Issuer at an exercise price of $11.50 per share.

Item 4 of the Original Schedule 13D is hereby amended and restated as follows:

Item 4. Purpose of Transaction.

Business Combination

On January 12, 2024, pursuant to that certain Business Combination Agreement, dated as of August 15, 2023 (the “Business Combination Agreement”), entered into by and among Pono, Pono Three Merger Acquisitions Corp., a British Columbia company and wholly-owned subsidiary of the Company (“Merger Sub”) and Robinson Aircraft Ltd., d/b/a Horizon Aircraft (“Horizon”), the Company continued and de-registered from the Cayman Islands and redomesticated as a British Columbia company (the “SPAC Continuance”) and Merger Sub amalgamated (the “Amalgamation,” together with the other transactions contemplated by the Business Combination Agreement, the “Business Combination”) with Horizon (the resulting company, “Amalco”), with Amalco being the wholly-owned subsidiary of the Company. Upon completion of the Amalgamation, the Company changed its name to “New Horizon Aircraft Ltd.”

As a result of the Business Combination, the Sponsor received 5,600,997 Class A Ordinary Shares of the Issuer.

The foregoing description of the Business Combination Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached as an exhibit to this Statement and is incorporated herein by reference.

All of the Class A Ordinary Shares that are held of record by the Sponsor that may be deemed to be beneficially owned by the Reporting Persons, as reported herein, are held for investment purposes. The Reporting Persons retain the right to change their investment intent, from time to time, to acquire additional shares of Class A Ordinary Shares or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Class A Ordinary Shares or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein. Except as described above, none of the Reporting Persons currently has any other plans or proposals that would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors or other third parties regarding such matters.

CUSIP No. 64550A107	13D/A	Page 6 of 8 Pages

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

Item 5. Interest in Securities of the Issuer.

Dustin Shindo

(a) – (b)

●	Amount beneficially owned: 3,345,063

●	Percent of Class: 15.2%

●	Number of shares the Reporting Person has:

●	Sole power to vote or direct the vote: 2,102,938

●	Shared power to vote: 1,242,125

●	Sole power to dispose or direct the disposition of: 2,102,938

●	Shared power to dispose or direct the disposition of: 1,242,125

The above percentage is based on 21,407,931 Class A ordinary shares issued and outstanding following the completion of the Issuer’s offering, as disclosed in the Final Prospectus dated August 19, 2024, filed by the Issuer with the Securities and Exchange Commission on August 20, 2024. Dustin Shindo is the Manager of the Sponsor. Dustin Shindo may be deemed to share voting and investment power with regard to the shares held directly by the Sponsor, but disclaims beneficial ownership in the shares held by the Sponsor, except to the extent of any pecuniary interest in such securities.

Mehana Capital LLC

(a) – (b)

●	Amount beneficially owned: 1,242,125

●	Percent of Class: 5.8%

●	Number of shares the Reporting Person has:

●	Sole power to vote or direct the vote: 0

●	Shared power to vote: 1,242,125

●	Sole power to dispose or direct the disposition of: 0

●	Shared power to dispose or direct the disposition of: 1,242,125

The above percentage is based on 21,407,931 Class A ordinary shares issued and outstanding following the completion of the Issuer’s offering, as disclosed in the Final Prospectus dated August 19, 2024, filed by the Issuer with the Securities and Exchange Commission on August 20, 2024.

(c) Except as disclosed below, the Reporting Persons have not effected any transactions in the Issuer’s Class A Ordinary Shares in the past 60 days.

On July 19, 2024, the Sponsor distributed, without consideration, to certain of its members on a pro rata basis, 2,769,497 Class A Ordinary Shares and 565,375 Private Placement Warrants held by the Sponsor, and as a result, Mr. Shindo acquired 1,158,267 Class A Ordinary Shares and 565,375 Private Placement Warrants. On July 31, 2024, the Sponsor distributed, without consideration, to certain of its members on a pro rata basis, 224,000 Class A Ordinary Shares held by the Sponsor. On September 9, 2024, the Sponsor entered into share transfer and release agreements (the “Transfer and Release Agreements”) with certain individuals (the “Releasors”), pursuant to which, the Releasors released Mehana Equity LLC, a Delaware limited liability company (“Mehana Equity”) from all obligations and liability arising from the Releasors’ ownership of and relationship with Mehana Equity. As consideration for entering into the Transfer and Release Agreements, the Sponsor distributed an aggregate of 1,365,375 Class A Ordinary Shares to the Releasors, and as a result, Mr. Shindo acquired 565,375 Class A Ordinary Shares.

CUSIP No. 64550A107	13D/A	Page 7 of 8 Pages

On September 12, 2024, Mr. Shindo sold 21,000 Class A Ordinary Shares on the Nasdaq Capital Market at a weighted average price of $0.76 per share. On September 13, Mr. Shindo sold 48,079 Class A Ordinary Shares on the Nasdaq Capital Market at a weighted average price of $0.76 per share. On September 16, 2024, Mr. Shindo sold 10,000 Class A Ordinary Shares on the Nasdaq Capital Market at a weighted average price of $0.77 per share. On September 17, 2024, Mr. Shindo sold 5,000 Class A Ordinary Shares on the Nasdaq Capital Market at a weighted average price of $0.80 per share. On September 18, 2024, Mr. Shindo sold 102,000 Class A Ordinary Shares on the Nasdaq Capital Market at a weighted average price of $0.82 per share.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of shares of the Class A Ordinary Shares.

(e) Not applicable.

Item 6 of the Original Schedule 13D is hereby amended and restated as follows:

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Registration Rights Agreement

On the Closing Date, in connection with the consummation of the Business Combination, Pono, Horizon, the Sponsor, the executive officers and directors of Pono immediately prior to the consummation of the Business Combination (with such executive officers and directors, together with the Sponsor, the “Sponsor Parties”), and a certain existing shareholder of Horizon (such party, together with the Sponsor Parties, the “Investors”) enter into a registration rights agreement (the “Registration Rights Agreement”) to provide for the registration of the Issuer’s Class A Ordinary Shares issued to them in connection with the Business Combination. The Investors are entitled to (i) make three written demands for registration under the Securities Act of all or part of their shares and (ii) “piggy-back” registration rights with respect to registration statements filed following the consummation of the Business Combination. The Issuer will bear the expenses incurred in connection with the filing of any such registration statements. On May 10, 2024, a registration statement on Form S-1 was declared effective pursuant to the Registration Rights Agreement registering the Reporting Persons’ Class A Ordinary Shares, the Private Placement Warrants, and the Class A Ordinary Shares underlying such Private Placement Warrants.

Transfer and Release Agreements

On September 9, 2024, the Sponsor entered into Transfer and Release Agreements with the Releasors, who were members of Mehana Equity, which was the Sponsor in that certain business combination that was consummated on February 3, 2023 pursuant to that Agreement and Plan of Merger, dated as of September 7, 2022, by and among Pono Capital Corp., Mehana Equity, AERWINS Technologies Inc. and the representatives named therein. Pursuant to the Transfer and Release Agreements, in consideration for the Releasors agreeing to release Mehana Equity from all obligations and liability arising from the Releasors’ ownership of and relationship with Mehana Equity, the Sponsor distributed an aggregate of 1,365,375 Class A Ordinary Shares to the Releasors.

The foregoing description of the Registration Rights Agreement and the Transfer and Release Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement and the form of Transfer and Release Agreement, which are attached as exhibits to this Statement and are incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

1.	Business Combination Agreement, dated August 15, 2023, by and among Pono, Merger Sub and Horizon. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Pono Capital Three, Inc, now known as New Horizon Aircraft Ltd., on August 15, 2023).

2.	Registration Rights Agreement, dated as of January 12, 2024, by and among New Horizon Aircraft Ltd., Mehana Capital, LLC, and the other parties thereto (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by New Horizon Aircraft Ltd. on January 19, 2024).

3.	Form of Transfer and Release Agreement.

CUSIP No. 64550A107	13D/A	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 25, 2024

By:	/s/ Dustin Shindo
Name:	Dustin Shindo

Mehana Capital LLC

By:	/s/ Dustin Shindo
Name:	Dustin Shindo
Title:	Manager